SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ENERGY PARTNERS, LTD.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,709
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,709
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,709
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.05%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	382,682
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	382,682
11	Aggregate Amount Beneficially Owned by Each Reporting Person	382,682
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	1.19%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	405,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	405,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	405,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	1.26%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,680,321
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,680,321
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,680,321
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	5.24%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,483,712
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,483,712
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,483,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	7.74%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,483,712
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,483,712
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,483,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	7.74%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 29270U105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,483,712
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,483,712
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,483,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	7.74%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 3 to Schedule 13D modifies and supplements the Schedule 13D initially filed on July 3, 2008, as amended by Amendment No. 1 to the Statement filed on October 14, 2008 and Amendment No. 2 to the Statement filed on January 27, 2009 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Energy Partners, Ltd. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction

The Reporting Persons are participants in an ad hoc committee of holders of notes issued by the Issuer (the "Ad Hoc Committee").  The Reporting Persons believe that the Ad Hoc Committee is not a "group" for purposes of Rule 13D.  One other member of the Ad Hoc Committee is a reporting person under Rule 13D based upon Common Stock that it holds in the Issuer.  The Ad Hoc Committee has retained counsel, engaged in discussions with representatives of the Issuer and with stakeholders of the Issuer, proposed that the Ad Hoc Committee and the Issuer negotiate the terms of a transaction in which notes issued by the Issuer would be exchanged for equity in the Issuer and made proposals to the Issuer with respect to the composition of the Issuer's board of directors and other matters.  The Reporting Persons anticipate that the Ad Hoc Committee will continue to engage in discussions and/or negotiations with representatives of the Issuer and with other stakeholders of the Issuer in the future.  In addition, the Reporting Persons have engaged in discussions with other stakeholders of the Issuer and with representatives of the Issuer, including among others, members of the board of directors of the Issuer and anticipate that they will continue to engage in such communications in the future with such persons.  The foregoing communications concerned, and such future communications are anticipated to concern, the performance and prospects of the Issuer, the views of the Ad Hoc Committee and of the Reporting Person's regarding such performance and prospects, proposals for a financial restructuring of the Issuer and other matters.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Since the date of the Amendment No. 1 to the Statement, the Reporting Persons sold an aggregate of 352,157 shares in open market transactions at an average price of $1.2654 per share.  As a result of the purchases, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 32,082,960 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on November 10, 2008) are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	15,709	Percent of class:	0.05%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			15,709
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			15,709

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	382,682	Percent of class:	1.19%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			382,682
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			382,682

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	405,000	Percent of class:	1.26%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			405,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			405,000

Wexford Spectrum Trading Limited
(a) Amount beneficially owned:	1,680,321	Percent of class:	5.24%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,680,321
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,680,321

Wexford Capital LLC
(a) Amount beneficially owned:	2,483,712	Percent of class:	7.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,483,712
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,483,712

Charles E. Davidson
(a) Amount beneficially owned:	2,483,712	Percent of class:	7.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,483,712
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,483,712

Joseph M. Jacobs
(a) Amount beneficially owned:	2,483,712	Percent of class:	7.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,483,712
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,483,712

Wexford Capital may, by reason of its status as managing member or sub investment manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 3 to the Schedule 13D.

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009
DEBELLO INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD SPECTRUM TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Partner and Secretary

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs